UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

COX RADIO, INC.

(Name of Subject Company)

COX RADIO, INC.

(Name of Person Filing Statement)

Class A common stock, par value $0.33 per share

(Title of Class of Securities)

224051102

(CUSIP Number of Class of Securities)

Robert F. Neil

President and Chief Executive Officer

Cox Radio, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

(678) 645-0000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jay M. Tannon Frank M. Conner III Michael P. Reed DLA Piper LLP (US) 500 8th Street, NW Washington, DC 20004 (202) 799-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto as Exhibit (a)(5)(1) and incorporated herein by reference is a press release of Cox Radio, Inc., dated April 1, 2009, announcing that the board of directors of Cox Radio had formally formed a special committee to consider the tender offer commenced by Cox Media Group, Inc., a wholly owned subsidiary of Cox Enterprises, Inc., on March 23, 2009.

The special committee expects to file and distribute a Schedule 14D-9 containing its position with respect to the tender offer by April 3, 2009 and advises Cox Radio stockholders to take no action at this time until the special committee has had a chance to consider the tender offer.

Cox Radio stockholders are advised to read the solicitation/recommendation statement when it becomes available because it will contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement as well as any other documents filed by us and by Cox Media Group in connection with the tender offer free of charge at the Commission’s Web site at www.sec.gov.

Exhibit (a)(5)(1)

NEWS

FOR IMMEDIATE RELEASE

Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media Group’s Tender Offer

ATLANTA, April 1, 2009—Cox Radio, Inc. (NYSE: CXR) announced today that its board of directors has formally formed a special committee to consider the tender offer commenced by Cox Media Group, Inc., a wholly-owned subsidiary of Cox Enterprises, Inc., on March 23, 2009 for all of the outstanding shares of our Class A common stock not otherwise owned by Cox Media Group at $3.80 per share.

The special committee consists of Juanita P. Baranco and Nick W. Evans, Jr. Our board of directors has determined that each member of the special committee is an independent director for purposes of considering the tender offer. The members of the special committee have been functioning in their capacity as the special committee since March 23, 2009. The special committee expects to file and distribute a Schedule 14D-9 containing its position with respect to the tender offer by April 3, 2009 and advises stockholders to take no action at this time until the special committee has had a chance to consider the tender offer.

The special committee has retained Gleacher Partners LLC as its financial advisor and DLA Piper LLP (US) as its legal advisor. Cox Enterprises and Cox Media Group have retained Citigroup Global Markets Inc. as their financial advisor and Dow Lohnes PLLC as their legal advisor.

Cox Radio stockholders are advised to read the solicitation/recommendation statement when it becomes available because it will contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement as well as any other documents filed by us and by Cox Media Group in connection with the tender offer free of charge at the Commission’s Web site at www.sec.gov.

About Cox Radio

Cox Radio is one of the largest radio companies in the United States based on revenues. Cox Radio owns, operates or provides sales or marketing services for 86 stations (71 FM and 15 AM) clustered in 19 markets, including major markets such as Atlanta, Houston, Miami, Orlando, San Antonio and Tampa. Cox Radio shares are traded on the New York Stock Exchange under the symbol: CXR.

Forward-Looking Statements

Statements in this release, including statements relating to any response to the tender offer, are “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are statements that relate to future plans, objectives and expectations, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors. These factors include the ability of the special committee to complete its review of the price per share offered by Cox Media Group within 10 business days of the commencement of the tender offer and other risk factors described from time to time in Cox Radio’s filings with the Securities and Exchange Commission, including Cox Radio’s annual report on Form 10-K for the year ended December 31, 2008. Cox Radio assumes no responsibility to update the forward-looking statements contained in this release as a result of new information, future events or otherwise.

Contact:

Analysts and Investors Charles Odom Chief Financial Officer Cox Radio, Inc. 678-645-4315	Analysts, Investors, Press or Media Chris Plunkett Brainerd Communicators, Inc. 212-986-6667 plunkett@braincomm.com